UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NRG ENERGY, INC.

(Name Of Subject Company (Issuer))

XCEL ENERGY INC.

AND
NRG ACQUISITION COMPANY, LLC
(Names Of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01

PER SHARE, OF NRG ENERGY, INC.
(Title Of Class Of Securities)
629377-10-2
(Cusip Number Of Class Of Securities)

XCEL ENERGY INC.

800 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55402
(612) 330-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

ROBERT A. YOLLES, ESQ.
PETER D. CLARKE, ESQ.
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, Illinois 60601
(312) 782-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$870,009,014	$80,041

*	Estimated solely for the purpose of calculating the fee with respect to this Tender Offer Statement pursuant to Rules 0-11(d) and 0-11(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, based on the product of (i) $12.625, the average of the high and low sales prices of NRG Common Stock as reported in the consolidated reporting system as of March 7, 2002 and (ii) 68,911,605, the number of outstanding shares of NRG Common Stock (on a fully diluted basis including outstanding options as of March 6, 2002 and shares issuable upon settlement of the outstanding corporate units) sought to be acquired by the Offeror pursuant to the offer to which this Tender Offer Statement relates.
**	0.0092% of the Transaction Value
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$80,041

Form or Registration No.:	Form S-4

Filing Party:	Xcel Energy Inc.

Date Filed:	March 13, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Tender Offer Statement on Schedule TO is filed by Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”) and NRG Acquisition Company, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Xcel Energy (the “Purchaser”). This Schedule TO relates to the offer by Xcel Energy, on behalf of and as agent for the Purchaser, to exchange shares of Xcel Energy common stock, par value $2.50 per share, including the associated share purchase rights, for each outstanding share of common stock, par value $0.01 per share, of NRG Energy, Inc. (“NRG”), a Delaware corporation, upon the terms and subject to the conditions set forth in Xcel Energy’s prospectus, dated March 13, 2002, and in the related letter of transmittal, copies of which are incorporated by reference herein as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the offer).

ITEMS 1 TO 11.

      The information set forth in the prospectus and the related letter of transmittal is incorporated herein by reference with respect to Items 1 to 11 of this Schedule TO.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1) Prospectus dated March 13, 2002 (incorporated by reference from Xcel Energy’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 13, 2002 (the “Form S-4”).

      (a)(2) Form of Exchange Offer Letter of Transmittal (incorporated by reference to Exhibit 99.01 to the
Form S-4).

      (a)(3) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.02 to the Form S-4).

      (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.03 to the Form S-4).

      (a)(5) Form of Letter to Clients (incorporated by reference to Exhibit 99.04 to the Form S-4).

      (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.05 to the Form S-4).

      (a)(7) Press Release of Xcel Energy announcing its plans with respect to the offer, dated February 15, 2002 (incorporated by reference to Exhibit 99.01 to the Current Report on Form 8-K filed by Xcel Energy on February 15, 2002).

      (d)(1) Amended and Restated Certificate of Incorporation of NRG (incorporated by reference to Exhibit 3.1 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(2) By-laws of NRG (incorporated by reference to Exhibit 3.2 to NRG’s Registration Statement on
Form S-1, as amended, Registration No. 333-35096).

      (d)(3) Agreement for the Sale of Thermal Energy / Wood Byproduct, dated as of December 1, 1986, between Northern States Power Company and NORENCO Corporation (incorporated by reference to Exhibit 10.36 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(4) Refuse Derived Fuel Purchase Agreement, dated as of January 1, 1992, between Northern States Power Company and NRG Resource Recovery, Inc. (incorporated by reference to Exhibit 10.38 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(5) Administrative Services Agreement, dated January 1, 1992, between Northern States Power Company and NRG Thermal Corporation (incorporated by reference to Exhibit 10.39 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(6) Operations and Maintenance Agreement, dated November 1, 1996, between NRG and Northern States Power Company (incorporated by reference to Exhibit 10.35 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(7) Tax Allocation Agreement, dated December 29, 2000, between Xcel Energy Inc., and its affiliated corporations (incorporated by reference to Exhibit D to Xcel Energy’s Annual Report on Form U5S for the year ended December 31, 2000).

      (d)(8) Form of Option Agreement with Northern States Power Company (incorporated by reference to Exhibit 10.39 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(9) Form of Registration Rights Agreement with Northern States Power Company (incorporated by reference to Exhibit 10.40 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(10) Employment Agreement, dated as of June 28, 1995, between NRG and David H. Peterson (incorporated by reference to Exhibit 10.1 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-33397, filed on August 12, 1997).

      (d)(11) Employment Agreements, dated April 15, 1998, between NRG and certain officers (incorporated by reference to Exhibit 10.17 to NRG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).

      (d)(12) First Amendment to the Employment Agreement of David H. Peterson, dated June 27, 1999 (incorporated by reference to Exhibit 10.31 to NRG’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

      (d)(13) Second Amendment to the Employment Agreement of David H. Peterson, dated August 26, 1999 (incorporated by reference to Exhibit 10.32 to NRG’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

      (d)(14) Third Amendment to the Employment Agreement of David H. Peterson, dated October 20, 1999 (incorporated by reference to Exhibit 10.33 to NRG’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

      (d)(15) NRG Executive Officer and Key Personnel Severance Plan (incorporated by reference to Exhibit 10.42 to NRG’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

      (d)(16) NRG 2000 Incentive Compensation Plan (incorporated by reference to Appendix B to NRG’s 2001 Proxy Statement on Schedule 14A).

      (d)(17) Agreement for Consulting Services, dated as of May 22, 2000, between NRG and Utility Engineering Corporation (incorporated by reference to Exhibit 99.16 to the Form S-4).

      (d)(18) Agreement for the Sale of Thermal Energy and Wood Byproducts between Northern States Power and Norenco Corporation, dated January 1, 1983 (incorporated by reference to Exhibit 10.33 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(19) Xcel Energy Omnibus Incentive Plan (incorporated by reference to Exhibit A to Xcel Energy’s Proxy Statement on Schedule 14A (file no. 1-3034) filed on August 29, 2000).

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13e-3.

      Not applicable.

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XCEL ENERGY INC.

By:	/s/ EDWARD J. MCINTYRE

EDWARD J. MCINTYRE
Vice President and Chief Financial Officer

NRG ACQUISITION COMPANY, LLC

By:	/s/ PAUL E. PENDER

PAUL E. PENDER
Treasurer

Dated: March 13, 2002

EXHIBIT INDEX

      (a)(1) Prospectus dated March 13, 2002 (incorporated by reference from Xcel Energy’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 13, 2002 (the “Form S-4”).

      (a)(2) Form of Exchange Offer Letter of Transmittal (incorporated by reference to Exhibit 99.01 to the Form S-4).

      (a)(3) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.02 to the Form S-4).

      (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.03 to the Form S-4).

      (a)(5) Form of Letter to Clients (incorporated by reference to Exhibit 99.04 to the Form S-4).

      (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.05 to the Form S-4).

      (a)(7) Press Release of Xcel Energy announcing its plans with respect to the offer, dated February 15, 2002 (incorporated by reference to Exhibit 99.01 to the Current Report on Form 8-K filed by Xcel Energy on February 15, 2002).

      (d)(1) Amended and Restated Certificate of Incorporation of NRG (incorporated by reference to Exhibit 3.1 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(2) By-laws of NRG (incorporated by reference to Exhibit 3.2 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(3) Agreement for the Sale of Thermal Energy / Wood Byproduct, dated as of December 1, 1986, between Northern States Power Company and NORENCO Corporation (incorporated by reference to Exhibit 10.36 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(4) Refuse Derived Fuel Purchase Agreement, dated as of January 1, 1992, between Northern States Power Company and NRG Resource Recovery, Inc. (incorporated by reference to Exhibit 10.38 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(5) Administrative Services Agreement, dated January 1, 1992, between Northern States Power Company and NRG Thermal Corporation (incorporated by reference to Exhibit 10.39 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(6) Operations and Maintenance Agreement, dated November 1, 1996, between NRG and Northern States Power Company (incorporated by reference to Exhibit 10.35 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(7) Tax Allocation Agreement, dated December 29, 2000, between Xcel Energy Inc., and its affiliated corporations (incorporated by reference to Exhibit D to Xcel Energy’s Annual Report on Form U5S for the year ended December 31, 2000).

      (d)(8) Form of Option Agreement with Northern States Power Company (incorporated by reference to Exhibit 10.39 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(9) Form of Registration Rights Agreement with Northern States Power Company (incorporated by reference to Exhibit 10.40 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(10) Employment Agreement, dated as of June 28, 1995, between NRG and David H. Peterson (incorporated by reference to Exhibit 10.1 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-33397, filed on August 12, 1997).

      (d)(11) Employment Agreements, dated April 15, 1998, between NRG and certain officers (incorporated by reference to Exhibit 10.17 to NRG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).

      (d)(12) First Amendment to the Employment Agreement of David H. Peterson, dated June 27, 1999 (incorporated by reference to Exhibit 10.31 to NRG’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

      (d)(13) Second Amendment to the Employment Agreement of David H. Peterson, dated August 26, 1999 (incorporated by reference to Exhibit 10.32 to NRG’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

      (d)(14) Third Amendment to the Employment Agreement of David H. Peterson, dated October 20, 1999 (incorporated by reference to Exhibit 10.33 to NRG’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

      (d)(15) NRG Executive Officer and Key Personnel Severance Plan (incorporated by reference to Exhibit 10.42 to NRG’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

      (d)(16) NRG 2000 Incentive Compensation Plan (incorporated by reference to Appendix B to NRG’s 2001 Proxy Statement on Schedule 14A).

      (d)(17) Agreement for Consulting Services, dated as of May 22, 2000, between NRG and Utility Engineering Corporation (incorporated by reference to Exhibit 99.16 to the Form S-4).

      (d)(18) Agreement for the Sale of Thermal Energy and Wood Byproducts between Northern States Power and Norenco Corporation, dated January 1, 1983 (incorporated by reference to Exhibit 10.33 to NRG’s Registration Statement on Form S-1, as amended, Registration No. 333-35096).

      (d)(19) Xcel Energy Omnibus Incentive Plan (incorporated by reference to Exhibit A to Xcel Energy’s Proxy Statement on Schedule 14A (file no. 1-3034) filed on August 29, 2000).